Exhibit 99.1

NEWS RELEASE

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

TORONTO, February 6, 2025 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2024:

•	Good revenue momentum continued in the fourth quarter and full year
o	Full-year total company and organic revenues up 7%
o	Fourth-quarter total company and organic revenues up 5%
•	Organic revenues up 8% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Met full-year 2024 outlook for total company organic revenue growth, adjusted EBITDA margin and free cash flow; Met “Big 3” organic revenue growth outlook
•	Full-year 2025 outlook anticipates organic revenue growth of approximately 7.0 - 7.5% and an adjusted EBITDA margin of approximately 39%
•	Updated financial framework for 2026 anticipates 7.5% - 8.0% organic revenue growth and 50 basis points or more of adjusted EBITDA margin expansion
•	Increased annualized dividend per share by 10% (32nd consecutive annual increase)
•	Acquired SafeSend to expand tax automation capabilities for $600 million in January 2025

“2024 marked important progress at Thomson Reuters,” said Steve Hasker, President and CEO of Thomson Reuters. “We continue to deliver on the ambitious innovation roadmap we shared at our 2024 investor day, highlighted by the launch of new product capabilities and enhancements throughout our portfolio. Looking ahead to 2025, we continue to focus on investing in content-driven technology that helps professionals make complex decisions with confidence.”

Mr. Hasker added, “We remain focused on allocating capital to drive long-term shareholder value creation. In 2024, we continued to return capital to shareholders, completed the monetization of our London Stock Exchange Group stake and executed several strategic acquisitions, resulting in a stronger and more strategically aligned portfolio with improved growth prospects.”

Consolidated Financial Highlights—Three Months Ended December 31

Three Months Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
IFRS Financial Measures(1)	2024	2023	Change	Change at Constant Currency
Revenues	$1,909	$1,815	5%
Operating profit	$722	$558	29%
Diluted earnings per share (EPS)	$1.30	$1.49	-13%
Net cash provided by operating activities	$564	$705	-20%

Non-IFRS Financial Measures(1)
Revenues	$1,909	$1,815	5%	5%
Adjusted EBITDA	$718	$707	2%	1%
Adjusted EBITDA margin	37.6%	38.9%	-130bp	-160bp
Adjusted EPS	$1.01	$0.98	3%	1%
Free cash flow	$425	$613	-31%

(1) In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Revenues increased 5% due to 7% growth in recurring revenues (83% of total revenues) partly offset by a 1% decline in transactions revenues and a 6% decline in Global Print. The net impact of acquisitions and disposals as well as foreign currency on total company revenue growth was not significant.

o	Organic revenues increased 5% due to 8% growth in recurring revenues partly offset by a 4% decline in transactions revenues and the decline in Global Print.
o	The company’s “Big 3” segments reported organic revenue growth of 8% and collectively comprised 81% of total revenues.

Operating profit increased 29% driven from gains on the sale of FindLaw and other non-core businesses.

o

Adjusted EBITDA, which excludes gains on the sale of businesses, as well as other items, increased 2% and the related margin decreased to 37.6% from 38.9% in the prior-year period. The increase in revenues were largely offset by higher costs reflecting continued investments in the business, the impact of acquisitions and higher incentive compensation. Foreign currency had a 30 basis points positive impact on the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $1.30 compared to $1.49 in the prior-year period as higher operating profit and currency benefits included in other finance income or costs were more than offset by higher tax expense, lower results from discontinued operations and a prior-year period increase in the value of the company’s former investment in London Stock Exchange Group (LSEG).

o

Adjusted EPS, which exclude gains on the sale of businesses, other finance income or costs, changes in value of the company’s former LSEG investment, discontinued operations, as well as other adjustments, was $1.01 per share versus $0.98 per share in the prior-year period.

Net cash provided by operating activities decreased by $141 million primarily due to certain component changes in working capital.

o	Free cash flow decreased by $188 million primarily due to the decrease in cash flows from operating activities and higher capital expenditures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Highlights by Customer Segment – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	December 31,		Change
	2024	2023	Total	Constant Currency(1)	Organic(1)(2)
Revenues
Legal Professionals	$729	$700	4%	4%	7%
Corporates	458	402	14%	15%	10%
Tax & Accounting Professionals	366	344	6%	7%	7%

“Big 3” Segments Combined(1)	1,553	1,446	7%	7%	8%
Reuters News	218	220	-1%	-1%	-3%
Global Print	144	154	-6%	-6%	-6%
Eliminations/Rounding	(6)	(5)

Revenues	$1,909	$1,815	5%	5%	5%

Adjusted EBITDA(1)
Legal Professionals	$299	$298	0%	-1%
Corporates	153	138	11%	8%
Tax & Accounting Professionals	196	188	4%	5%

“Big 3” Segments Combined(1)	648	624	4%	3%
Reuters News	45	61	-26%	-26%
Global Print	55	55	-1%	-1%
Corporate costs	(30)	(33)	n/a	n/a

Adjusted EBITDA	$718	$707	2%	1%

Adjusted EBITDA Margin(1)
Legal Professionals	41.0%	42.5%	-150bp	-200bp
Corporates	33.5%	34.5%	-100bp	-190bp
Tax & Accounting Professionals	53.4%	54.6%	-120bp	-90bp
“Big 3” Segments Combined(1)	41.7%	43.1%	-140bp	-190bp
Reuters News	20.8%	27.9%	-710bp	-670bp
Global Print	38.2%	36.4%	180bp	190bp
Adjusted EBITDA margin	37.6%	38.9%	-130bp	-160bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (which excludes the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure performance.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Legal Professionals

Revenues increased 4% to $729 million and included a negative impact from the divestiture of FindLaw. Organic revenue growth was 7%.

o	Recurring revenues increased 4% (97% of total, 8% organic). Organic revenue growth was primarily driven by Westlaw, CoCounsel, Practical Law, and the segment’s international businesses.
o	Transactions revenues decreased 10% (3% of total, decreased 4% organic).

Adjusted EBITDA was slightly higher at $299 million.

o	The margin decreased to 41.0% from 42.5% primarily driven by higher investments.

Corporates

Revenues increased 15% to $458 million, including the acquisition impact of Pagero. Organic revenue growth was 10%.

o	Recurring revenues increased 13% (88% of total, 10% organic). Organic revenue growth was primarily driven by Practical Law, Indirect Tax, CLEAR and the segment’s international businesses.
o	Transactions revenues increased 28% (12% of total, 12% organic) driven primarily by Pagero, Direct Tax and Trust.

Adjusted EBITDA increased 11% to $153 million.

o	The margin decreased to 33.5% from 34.5%, primarily driven by the Pagero acquisition and higher investments.

Tax & Accounting Professionals

Revenues increased 7%, all organic, to $366 million.

o	Recurring revenues increased 5% (87% of total, all organic). Organic revenue growth was driven by the segment’s Latin America business and UltraTax products.
o	Transactions revenues increased 21% (13% of total, all organic) driven by tax products and professional services.

Adjusted EBITDA increased 4% to $196 million.

o	The margin decreased to 53.4% from 54.6%, primarily driven by higher investments.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Reuters News

Revenues of $218 million decreased 1% (decreased 3% organic) and included a positive impact from acquisitions. The organic revenue decline primarily reflected generative AI related content licensing revenue included in the prior-year period that was largely transactional in nature, partially offset by higher agency revenues and a contractual price increase from our news agreement with the Data & Analytics business of LSEG.

Adjusted EBITDA decreased 26% to $45 million primarily due to lower transactions revenues and higher costs including editorial coverage of key global events in the quarter.

Global Print

Revenues of $144 million decreased 6%, all organic, driven by lower shipment volumes and the migration of customers from a Global Print product to Westlaw.

Adjusted EBITDA was $55 million, unchanged from the prior-year period.

o	The margin increased to 38.2% from 36.4% primarily due to lower costs.

Corporate Costs

Corporate costs were $30 million compared to $33 million in the prior-year period.

Consolidated Financial Highlights – Year Ended December 31

Year Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
IFRS Financial Measures(1)	2024	2023	Change	Change at Constant Currency
Revenues	$7,258	$6,794	7%
Operating profit	$2,109	$2,332	-10%
Diluted EPS	$4.89	$5.80	-16%
Net cash provided by operating activities	$2,457	$2,341	5%

Non-IFRS Financial Measures(1)
Revenues	$7,258	$6,794	7%	7%
Adjusted EBITDA	$2,779	$2,678	4%	4%
Adjusted EBITDA margin	38.2%	39.3%	-110bp	-130bp
Adjusted EPS	$3.77	$3.51	7%	7%
Free cash flow	$1,828	$1,871	-2%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Revenues increased 7% due to 8% growth in recurring revenues (81% of total revenues) and 11% growth in transactions revenues, partly offset by an 8% decline in Global Print. The net impact of acquisitions and disposals as well as foreign currency on total company revenue growth was not significant.

o	Organic revenues increased 7% due to 8% growth in recurring revenues and 10% growth in transactions revenues. Global Print revenues decreased 7% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 82% of total revenues.

Operating profit decreased 10%, primarily due to lower gains from the sales of businesses compared to the prior-year period, which included the gain from the sale of a majority stake in Elite.

o

Adjusted EBITDA, which excludes gains on the sale of businesses, as well as other items, increased 4% and the related margin decreased to 38.2% from 39.3% in the prior-year period. The growth in revenues was partly offset by higher costs reflecting continued investments in the business, the impact of acquisitions, and higher incentive compensation. Foreign currency had a 20 basis points positive impact on the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $4.89 compared to $5.80 in the prior-year period as lower income tax expense, which reflected a current year $468 million non-cash tax benefit related to tax legislation enacted in Canada, and currency benefits included in other finance income or costs, were more than offset by a significant prior-year period increase in the value of the company’s former investment in LSEG as well as lower operating profit. In 2024, diluted EPS also benefited from a reduction in weighted-average common shares outstanding due to share repurchases and the company’s June 2023 return of capital transaction.

o

Adjusted EPS, which excludes the non-cash tax benefit, other finance income or costs, changes in value of the company’s former LSEG investment, gains on sales of businesses, as well as other adjustments, increased to $3.77 per share from $3.51 per share in the prior-year period, due to higher adjusted EBITDA. In 2024, adjusted EPS also benefited from a reduction in weighted-average common shares.

Net cash provided by operating activities increased by $116 million due to the cash benefits from higher revenues that more than offset higher investment spending.

o	Free cash flow decreased $43 million as higher cash flows from operating activities were more than offset by higher capital expenditures and lower cash flows from other investing activities.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Highlights by Customer Segment – Year Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Year Ended
	December 31,		Change
	2024	2023	Total	Constant Currency(1)	Organic(1)(2)
Revenues
Legal Professionals	$2,922	$2,807	4%	4%	7%
Corporates	1,844	1,620	14%	14%	10%
Tax & Accounting Professionals	1,165	1,058	10%	11%	10%

“Big 3” Segments Combined(1)	5,931	5,485	8%	8%	9%
Reuters News	832	769	8%	8%	6%
Global Print	519	562	-8%	-7%	-7%
Eliminations/Rounding	(24)	(22)

Revenues	$7,258	$6,794	7%	7%	7%

Adjusted EBITDA(1)
Legal Professionals	$1,302	$1,299	0%	0%
Corporates	671	619	8%	8%
Tax & Accounting Professionals	527	490	8%	9%

“Big 3” Segments Combined(1)	2,500	2,408	4%	4%
Reuters News	196	172	14%	16%
Global Print	188	213	-12%	-12%
Corporate costs	(105)	(115)	n/a	n/a

Adjusted EBITDA	$2,779	$2,678	4%	4%

Adjusted EBITDA Margin(1)
Legal Professionals	44.6%	46.2%	-160bp	-180bp
Corporates	36.3%	38.1%	-180bp	-220bp
Tax & Accounting Professionals	45.2%	45.8%	-60bp	-50bp
“Big 3” Segments Combined(1)	42.1%	43.8%	-170bp	-180bp
Reuters News	23.6%	22.4%	120bp	150bp
Global Print	36.2%	38.0%	-180bp	-180bp
Adjusted EBITDA margin	38.2%	39.3%	-110bp	-130bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

2025 Outlook

The company’s outlook for 2025 in the table below assumes constant currency rates and incorporates the recent SafeSend acquisition and the divestitures of FindLaw and other non-core businesses but excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its first-quarter 2025 organic revenue growth to be in the range of 5% to 6% and its adjusted EBITDA margin to be approximately 40%.

The company’s 2025 outlook and updated 2026 financial framework is forward-looking information that is subject to risks and uncertainties (see “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”). In particular, the company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Reported Full-Year 2024 Results and Full-Year 2025 Outlook

Total Thomson Reuters	FY 2024 Reported	FY 2025 Outlook

Total Revenue Growth	7%	3.0 - 3.5%(2)

Organic Revenue Growth(1)	7%	7.0 - 7.5%

Adjusted EBITDA Margin(1)	38.2%	~39%

Corporate Costs	$105 million	$120 - $130 million

Free Cash Flow(1)	$1.8 billion	~$1.9 billion

Accrued Capex as % of Revenue(1)	8.4%	~8%

Depreciation & Amortization of Computer Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$731 million $584 million $147 million	$835 - $855 million $635 - $655 million ~$200 million

Interest Expense (P&L)	$125 million	~$150 million

Effective Tax Rate on Adjusted Earnings(1)	17.6%	~19%

“Big 3” Segments(1)	FY 2024 Reported	FY 2025 Outlook

Total Revenue Growth	8%	~4%(2)

Organic Revenue Growth	9%	~9%

Adjusted EBITDA Margin	42.1%	~43%

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Total revenue growth reflects the impact of the divestitures of FindLaw and other non-core businesses in December 2024.

Updated 2026 Financial Framework

For 2026, the company targets an organic revenue growth range of 7.5% - 8.0%, driven by approximately 9.5% growth for the “Big 3” segments. The company targets adjusted EBITDA margin expansion by at least 50 basis points. It anticipates accrued capital expenditures as a percentage of revenues to be approximately 8%, and free cash flow to range from $2.0 - $2.1 billion, and an effective tax rate of approximately 19%.

This financial framework assumes constant currency rates and incorporates the recent SafeSend acquisition but excludes the impact of any future acquisitions or dispositions that may occur during this time horizon.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

The information in this section is forward-looking. Actual results, which will include the impact of currency, future acquisitions and dispositions completed during 2025 and 2026, and macroeconomic events outside of the company’s control may differ materially from the company’s 2025 outlook and 2026 financial framework. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.” The company’s 2025 outlook and 2026 financial framework are also based on certain assumptions described in the cross-referenced section, which the company believes are reasonable in the circumstances, and is subject to a number of risks, including those specifically identified in the cross-referenced section and those facing the company generally.

Recent Acquisition

In January 2025, the company acquired cPaperless, LLC, doing business as SafeSend, for $600 million in cash. SafeSend is a U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery. This business will be substantially reported in the Tax & Accounting Professionals segment.

Dividends and common shares outstanding

The company announced today that its Board of Directors approved a 10% or $0.22 per share annualized increase in the dividend to $2.38 per common share, representing the 32nd consecutive year of dividend increases and the fourth consecutive 10% increase. A quarterly dividend of $0.595 per share is payable on March 10, 2025 to common shareholders of record as of February 20, 2025.

As of February 4, 2025, Thomson Reuters had approximately 450.1 million common shares outstanding.

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, net debt and leverage ratio of net debt to adjusted EBITDA, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook and financial framework. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook and financial framework contain various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook and financial framework would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook and financial framework only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2025 Outlook” section, the “Updated 2026 Financial Framework” section and the company’s expectations including the impact of its recent acquisition of SafeSend, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-35 in the “Risk Factors” section of the company’s 2023 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

The company’s business 2025 outlook and updated 2026 financial framework are based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook and financial framework. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook and financial framework assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. Material assumptions related to the company’s revenue outlook and financial framework are that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility; there will be a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity; Thomson Reuters will have a continued ability to deliver innovative products that meet evolving customer demands; the company will acquire new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives; and the company will improve customer retention through commercial simplification efforts and customer service improvements. Material assumptions related to the company’s adjusted EBITDA margin outlook and financial framework are its ability to achieve revenue growth targets; the company’s business mix continues to shift to higher-growth product offerings; and integration expenses associated with recent acquisitions will reduce margins. Material assumptions related to the company’s free cash flow outlook and financial framework are its ability to achieve its revenue and adjusted EBITDA margin targets; and accrued capital expenditures approximate the percentage of revenues as set forth in the company’s outlook and financial framework. Material assumptions related to the company’s effective tax rate on adjusted earnings outlook and financial framework are its ability to achieve its adjusted EBITDA target; the mix of taxing jurisdictions where the company recognized pre-tax profit or losses in 2024 does not significantly change; no unexpected changes in tax laws or treaties within the jurisdictions where the company operates; no significant charges or benefits from the finalization of prior tax years; depreciation and amortization of internally developed computer software as set forth in the company’s outlook; and interest expense as set forth in the company’s outlook.

Material risks related to the company’s revenue outlook and financial framework are that ongoing geopolitical instability and uncertainty regarding interest rates and inflation, continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility); uncertainty in the legal regulatory regime relating to artificial intelligence (AI) has made it difficult for the company to predict the risks associated with the use of AI in its businesses and products. Future legislation may make it harder for the company to conduct its business using AI, lead to regulatory fines or penalties, require it to change its product offerings or business practices or prevent or limit its use of AI; demand for the company’s products and services could be reduced by changes in customer buying patterns or in its inability to execute on key product design or customer support initiatives; competitive pricing actions and product innovation could impact the company’s revenues; and the company’s sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales. Material risks related to the company’s adjusted EBITDA margin outlook and financial framework are the same as the risks above related to the revenue outlook; higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials; and acquisition and disposal activity may dilute the company’s adjusted EBITDA margin. Material risks related to the company’s free cash flow outlook and financial framework are the same as the risks above related to the revenue and adjusted EBITDA margin targets; a weaker macroeconomic environment could negatively impact working capital performance, including the ability of the company’s customers to pay; accrued capital expenditures may be higher than currently expected; and the timing and amount of tax payments to governments may differ from the company’s expectations. Material risks related to the company’s effective tax rate on adjusted earnings outlook and financial framework are the same as the risks above related to adjusted EBITDA; a material change in the geographical mix of the company’s pre-tax profits and losses; a material change in current tax laws or treaties to which the company is subject, and did not expect; and depreciation and amortization of internally developed computer software as well as interest expense may be significantly higher or lower than expected.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

The company has provided an outlook and financial framework for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2024 results and its 2025 business outlook and updated 2026 financial framework today beginning at 8:00 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
CONTINUING OPERATIONS
Revenues	$1,909	$1,815	$7,258	$6,794
Operating expenses	(1,183)	(1,112)	(4,471)	(4,134)
Depreciation	(26)	(29)	(113)	(116)
Amortization of computer software	(160)	(135)	(618)	(512)
Amortization of other identifiable intangible assets	(22)	(25)	(91)	(97)
Other operating gains, net	204	44	144	397

Operating profit	722	558	2,109	2,332
Finance costs, net:
Net interest expense	(28)	(31)	(125)	(152)
Other finance income (costs)	53	(117)	45	(192)

Income before tax and equity method investments	747	410	2,029	1,988
Share of post-tax (losses) earnings in equity method investments	(5)	260	40	1,075
Tax (expense) benefit	(135)	(20)	123	(417)

Earnings from continuing operations	607	650	2,192	2,646
(Loss) earnings from discontinued operations, net of tax	(20)	28	15	49

Net earnings	$587	$678	$2,207	$2,695

Earnings (loss) attributable to: Common shareholders	$587	$678	$2,210	$2,695
Non-controlling interests	—	—	(3)	—
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$1.35	$1.43	$4.86	$5.70
From discontinued operations	(0.05)	0.06	0.03	0.11

Basic earnings per share	$1.30	$1.49	$4.89	$5.81

Diluted earnings (loss) per share:
From continuing operations	$1.34	$1.43	$4.85	$5.69
From discontinued operations	(0.04)	0.06	0.04	0.11

Diluted earnings per share	$1.30	$1.49	$4.89	$5.80

Basic weighted-average common shares	450,077,127	454,510,754	450,609,712	463,175,043

Diluted weighted-average common shares	450,600,114	455,173,945	451,239,490	463,970,070

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2024	2023
Assets
Cash and cash equivalents	$1,968	$1,298
Trade and other receivables	1,087	1,122
Other financial assets	35	66
Prepaid expenses and other current assets	400	435

Current assets	3,490	2,921
Property and equipment, net	386	447
Computer software, net	1,453	1,236
Other identifiable intangible assets, net	3,134	3,165
Goodwill	7,262	6,719
Equity method investments	269	2,030
Other financial assets	442	444
Other non-current assets	625	618
Deferred tax	1,376	1,104

Total assets	$18,437	$18,684

Liabilities and equity
Liabilities
Current indebtedness	$973	$372
Payables, accruals and provisions	1,091	1,114
Current tax liabilities	197	248
Deferred revenue	1,062	992
Other financial liabilities	113	507

Current liabilities	3,436	3,233
Long-term indebtedness	1,847	2,905
Provisions and other non-current liabilities	675	692
Other financial liabilities	232	237
Deferred tax	241	553

Total liabilities	6,431	7,620

Equity
Capital	3,498	3,405
Retained earnings	9,699	8,680
Accumulated other comprehensive loss	(1,191)	(1,021)

Total equity	12,006	11,064

Total liabilities and equity	$18,437	$18,684

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$607	$650	$2,192	$2,646
Adjustments for:
Depreciation	26	29	113	116
Amortization of computer software	160	135	618	512
Amortization of other identifiable intangible assets	22	25	91	97
Share of post-tax losses (earnings) in equity method investments	5	(260)	(40)	(1,075)
Net (gains) losses on disposals of businesses and investments	(195)	5	(192)	(336)
Deferred tax	47	(19)	(640)	(388)
Other	(22)	110	151	298
Changes in working capital and other items	(76)	40	176	457

Operating cash flows from continuing operations	574	715	2,469	2,327
Operating cash flows from discontinued operations	(10)	(10)	(12)	14

Net cash provided by operating activities	564	705	2,457	2,341

Investing activities
Acquisitions, net of cash acquired	(130)	(15)	(622)	(1,216)
Proceeds related to disposals of businesses and investments	297	—	326	418
Proceeds from sales of LSEG shares	—	31	1,854	5,424
Capital expenditures	(161)	(132)	(607)	(544)
Other investing activities	40	55	46	137
Taxes paid on sales of LSEG shares and disposals of businesses	(115)	(162)	(317)	(705)

Investing cash flows from continuing operations	(69)	(223)	680	3,514
Investing cash flows from discontinued operations	—	—	—	(1)

Net cash (used in) provided by investing activities	(69)	(223)	680	3,513

Financing activities
Repayments of debt	—	(600)	(290)	(600)
Net repayments under short-term loan facilities	—	(513)	(139)	(956)
Payments of lease principal	(17)	(14)	(63)	(58)
Payments for return of capital on common shares	—	—	—	(2,045)
Repurchases of common shares	—	(361)	(639)	(1,079)
Dividends paid on preference shares	(1)	(1)	(5)	(5)
Dividends paid on common shares	(236)	(215)	(944)	(887)
Purchase of non-controlling interests	—	—	(384)	—
Other financing activities	2	2	5	4

Net cash used in financing activities	(252)	(1,702)	(2,459)	(5,626)

Translation adjustments	(6)	2	(8)	1

Increase (decrease) in cash and cash equivalents	237	(1,218)	670	229
Cash and cash equivalents at beginning of period	1,731	2,516	1,298	1,069

Cash and cash equivalents at end of period	$1,968	$1,298	$1,968	$1,298

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Earnings from continuing operations	$607	$650	$2,192	$2,646
Adjustments to remove:
Tax expense (benefit)	135	20	(123)	417
Other finance (income) costs	(53)	117	(45)	192
Net interest expense	28	31	125	152
Amortization of other identifiable intangible assets	22	25	91	97
Amortization of computer software	160	135	618	512
Depreciation	26	29	113	116

EBITDA	$925	$1,007	$2,971	$4,132
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	5	(260)	(40)	(1,075)
Other operating gains, net	(204)	(44)	(144)	(397)
Fair value adjustments*	(8)	4	(8)	18

Adjusted EBITDA(1)	$718	$707	$2,779	$2,678

Adjusted EBITDA margin(1)	37.6%	38.9%	38.2%	39.3%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Net cash provided by operating activities	$564	$705	$2,457	$2,341
Capital expenditures	(161)	(132)	(607)	(544)
Other investing activities	40	55	46	137
Payments of lease principal	(17)	(14)	(63)	(58)
Dividends paid on preference shares	(1)	(1)	(5)	(5)

Free cash flow(1)	$425	$613	$1,828	$1,871

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended December 31,
2024
Capital expenditures	$607
Remove: IFRS adjustment to cash basis	2

Accrued capital expenditures(1)	$609

Accrued capital expenditures as a percentage of revenues(1)	8.4%

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net earnings	$587	$678	$2,207	$2,695
Adjustments to remove:
Fair value adjustments*	(8)	4	(8)	18
Amortization of acquired computer software	38	24	147	72
Amortization of other identifiable intangible assets	22	25	91	97
Other operating gains, net	(204)	(44)	(144)	(397)
Interest benefit impacting comparability(2)	—	—	—	(12)
Other finance (income) costs	(53)	117	(45)	192
Share of post-tax losses (earnings) in equity method investments	5	(260)	(40)	(1,075)
Tax on above items(1)	36	38	(9)	265
Tax items impacting comparability(1)(2)	5	(108)	(478)	(172)
Loss (earnings) from discontinued operations, net of tax	20	(28)	(15)	(49)
Interim period effective tax rate normalization(1)	7	1	—	—
Dividends declared on preference shares	(1)	(1)	(5)	(5)

Adjusted earnings(1)(3)	$454	$446	$1,701	$1,629

Adjusted EPS(1)(3)	$1.01	$0.98	$3.77	$3.51

Total change	3%		7%
Foreign currency	2%		1%
Constant currency	1%		7%
Diluted weighted-average common shares (millions)	450.6	455.2	451.2	464.0

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year-ended December 31,
2024
Adjusted earnings	$1,701
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	364

Pre-tax adjusted earnings	$2,070

IFRS Tax benefit	$(123)
Remove tax related to:
Amortization of acquired computer software	33
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(7)
Other finance income	19
Other operating gains, net	(56)
Other items	(2)

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	9
Remove: Tax items impacting comparability	478

Total – Remove all items impacting comparability	487

Tax expense on adjusted earnings	$364

Effective tax rate on adjusted earnings	17.6%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	The year ended December 31, 2023 included the release of tax and interest reserves due to the expiration of statutes of limitation.
(3)	The adjusted earnings impact of non-controlling interests, which was applicable only to the year ended December 31, 2024, was not material.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$729	$700	4%	0%	4%	-4%	7%
Corporates	458	402	14%	-1%	15%	5%	10%
Tax & Accounting Professionals	366	344	6%	0%	7%	0%	7%

“Big 3” Segments Combined(1)	1,553	1,446	7%	0%	7%	-1%	8%
Reuters News	218	220	-1%	0%	-1%	1%	-3%
Global Print	144	154	-6%	0%	-6%	0%	-6%
Eliminations/Rounding	(6)	(5)

Revenues	$1,909	$1,815	5%	0%	5%	0%	5%

Recurring Revenues
Legal Professionals	$707	$674	5%	0%	4%	-4%	8%
Corporates	401	358	12%	0%	13%	3%	10%
Tax & Accounting Professionals	319	305	4%	-1%	5%	0%	5%

“Big 3” Segments Combined(1)	1,427	1,337	7%	0%	7%	-1%	8%
Reuters News	173	157	10%	0%	10%	2%	8%
Eliminations/Rounding	(6)	(5)

Total Recurring Revenues	$1,594	$1,489	7%	0%	7%	-1%	8%

Transactions Revenues
Legal Professionals	$22	$26	-11%	-1%	-10%	-5%	-4%
Corporates	57	44	25%	-3%	28%	17%	12%
Tax & Accounting Professionals	47	39	22%	1%	21%	0%	21%

“Big 3” Segments Combined(1)	126	109	16%	-1%	17%	5%	11%
Reuters News	45	63	-29%	1%	-29%	1%	-30%

Total Transactions Revenues	$171	$172	-1%	-1%	0%	3%	-4%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Year Ended
	December 31,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,922	$2,807	4%	0%	4%	-3%	7%
Corporates	1,844	1,620	14%	0%	14%	4%	10%
Tax & Accounting Professionals	1,165	1,058	10%	-1%	11%	1%	10%

“Big 3” Segments Combined(1)	5,931	5,485	8%	0%	8%	0%	9%
Reuters News	832	769	8%	0%	8%	2%	6%
Global Print	519	562	-8%	0%	-7%	0%	-7%
Eliminations/Rounding	(24)	(22)

Revenues	$7,258	$6,794	7%	0%	7%	0%	7%

Recurring Revenues
Legal Professionals	$2,828	$2,674	6%	0%	6%	-2%	8%
Corporates	1,543	1,373	12%	0%	13%	3%	10%
Tax & Accounting Professionals	867	808	7%	-2%	9%	0%	9%

“Big 3” Segments Combined(1)	5,238	4,855	8%	0%	8%	0%	9%
Reuters News	668	625	7%	-1%	7%	2%	5%
Eliminations/Rounding	(24)	(22)

Total Recurring Revenues	$5,882	$5,458	8%	0%	8%	0%	8%

Transactions Revenues
Legal Professionals	$94	$133	-29%	-2%	-28%	-25%	-2%
Corporates	301	247	22%	-1%	22%	11%	11%
Tax & Accounting Professionals	298	250	19%	0%	19%	5%	14%

“Big 3” Segments Combined(1)	693	630	10%	-1%	11%	0%	10%
Reuters News	164	144	14%	1%	13%	4%	9%

Total Transactions Revenues	$857	$774	11%	-1%	11%	1%	10%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	December 31,		Change
	2024	2023	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$299	$298	0%	2%	-1%
Corporates	153	138	11%	2%	8%
Tax & Accounting Professionals	196	188	4%	-1%	5%

“Big 3” Segments Combined(1)	648	624	4%	1%	3%
Reuters News	45	61	-26%	-1%	-26%
Global Print	55	55	-1%	0%	-1%
Corporate costs	(30)	(33)	n/a	n/a	n/a

Adjusted EBITDA	$718	$707	2%	1%	1%

Adjusted EBITDA Margin(1)
Legal Professionals	41.0%	42.5%	-150bp	50bp	-200bp
Corporates	33.5%	34.5%	-100bp	90bp	-190bp
Tax & Accounting Professionals	53.4%	54.6%	-120bp	-30bp	-90bp
“Big 3” Segments Combined(1)	41.7%	43.1%	-140bp	50bp	-190bp
Reuters News	20.8%	27.9%	-710bp	-40bp	-670bp
Global Print	38.2%	36.4%	180bp	-10bp	190bp
Adjusted EBITDA margin	37.6%	38.9%	-130bp	30bp	-160bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Year Ended
	December 31,		Change
	2024	2023	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,302	$1,299	0%	0%	0%
Corporates	671	619	8%	1%	8%
Tax & Accounting Professionals	527	490	8%	-1%	9%

“Big 3” Segments Combined(1)	2,500	2,408	4%	0%	4%
Reuters News	196	172	14%	-2%	16%
Global Print	188	213	-12%	0%	-12%
Corporate costs	(105)	(115)	n/a	n/a	n/a

Adjusted EBITDA	$2,779	$2,678	4%	0%	4%

Adjusted EBITDA Margin(1)
Legal Professionals	44.6%	46.2%	-160bp	20bp	-180bp
Corporates	36.3%	38.1%	-180bp	40bp	-220bp
Tax & Accounting Professionals	45.2%	45.8%	-60bp	-10bp	-50bp
“Big 3” Segments Combined(1)	42.1%	43.8%	-170bp	10bp	-180bp
Reuters News	23.6%	22.4%	120bp	-30bp	150bp
Global Print	36.2%	38.0%	-180bp	0bp	-180bp
Adjusted EBITDA margin	38.2%	39.3%	-110bp	20bp	-130bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The charts below reconcile IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended December 31, 2024
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$729	—	$729	$299	41.0%
Corporates	458	$1	459	153	33.5%
Tax & Accounting Professionals	366	—	366	196	53.4%

“Big 3” Segments Combined	1,553	1	1,554	648	41.7%
Reuters News	218	—	218	45	20.8%
Global Print	144	—	144	55	38.2%
Eliminations/ Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(30)	n/a

Consolidated totals	$1,909	$1	$1,910	$718	37.6%

Year ended December 31, 2024
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,922	$1	$2,923	$1,302	44.6%
Corporates	1,844	6	1,850	671	36.3%
Tax & Accounting Professionals	1,165	—	1,165	527	45.2%

“Big 3” Segments Combined	5,931	7	5,938	2,500	42.1%
Reuters News	832	2	834	196	23.6%
Global Print	519	—	519	188	36.2%
Eliminations/ Rounding	(24)	—	(24)	—	n/a
Corporate costs	—	—	—	(105)	n/a

Consolidated totals	$7,258	$9	$7,267	$2,779	38.2%

Three months ended December 31, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$700	$1	$701	$298	42.5%
Corporates	402	—	402	138	34.5%
Tax & Accounting Professionals	344	—	344	188	54.6%

“Big 3” Segments Combined	1,446	1	1,447	624	43.1%
Reuters News	220	—	220	61	27.9%
Global Print	154	—	154	55	36.4%
Eliminations/ Rounding	(5)	—	(5)	—	n/a
Corporate costs	—	—	—	(33)	n/a

Consolidated totals	$1,815	$1	$1,816	$707	38.9%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Reconciliation of adjusted EBITDA margin(1)

Year ended December 31, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,807	$1	$2,808	$1,299	46.2%
Corporates	1,620	3	1,623	619	38.1%
Tax & Accounting Professionals	1,058	11	1,069	490	45.8%

“Big 3” Segments Combined	5,485	15	5,500	2,408	43.8%
Reuters News	769	1	770	172	22.4%
Global Print	562	—	562	213	38.0%
Eliminations/ Rounding	(22)	—	(22)	—	n/a
Corporate costs	—	—	—	(115)	n/a

Consolidated totals	$6,794	$16	$6,810	$2,678	39.3%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

Thomson Reuters Corporation

Reconciliation of Net Debt(1) and Leverage Ratio of Net Debt to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2024	2023
Current indebtedness	$973	$372
Long-term indebtedness	1,847	2,905

Total debt	2,820	3,277
Swaps	21	(65)

Total debt after swaps	2,841	3,212
Remove fair value adjustments for hedges	5	2

Total debt after currency hedging arrangements	2,846	3,214
Remove transaction costs, premiums or discounts included in the carrying value of debt	22	26
Add: Lease liabilities (current and non-current)	256	265
Less: Cash and cash equivalents	(1,968)	(1,298)

Net debt	$1,156	$2,207

Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	$2,779	$2,678
Net debt/adjusted EBITDA	0.4:1	0.8:1

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2024 Results

Non-IIFRS Financial Measures	Definition	Why Useful to the Company and Investors
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends, fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt is total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s leverage and its ability to pay its debt. Given that the company hedges some of its debt to reduce risk, the company includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. However, because the company intends to hold its debt and related hedges to maturity, the company does not consider the interest components of the associated fair value of hedges in its measurements. The company reduces gross indebtedness by cash and cash equivalents.

The company’s non-IFRS measure is aligned with the calculation of its internal target and is more conservative than the maximum ratio allowed under the contractual covenants in its credit facility.

Please refer to reconciliations for the most directly comparable IFRS financial measures.